EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 1203
New York, New York 10016

July 12, 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Ms. Michele Anderson
United States Securities and
Exchange Commission
Mail Stop 3720, 100 F Street, N.E.
Washington, D.C. 20549

Re:	China Fortune Acquisition Corp. (the “Company”) Registration Statement on Form F-1 originally filed October 4, 2006 (File No. 333-137797) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of China Fortune Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated June 8, 2007, were distributed on or about June 8, 2007, as follows:

66 to individual investors;

1,407 to NASD members (which included 26 prospective underwriters and selected dealers); and

263 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 8, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Steven Levine
Managing Director

EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 1203
New York, New York 10016

July 12, 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Ms. Michele Anderson
United States Securities and
Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Fortune Acquisition Corp. (the “Company”) Registration Statement on Form F-1 originally filed October 4, 2006 (File No. 333-137797) (the “Registration Statement”)

Dear Ms. Anderson:

In connection with the Registration Statement on Form F-1 of China Fortune Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Tuesday, July 17, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Steven Levine
Managing Director

CHINA FORTUNE ACQUISITION CORP.
Jinmao Tower
88 Century Boulevard, Suite 4403
Pudong, Shanghai
People’s Republic of China 200121

July 12, 2007

VIA EDGAR AND TELECOPY (202) 772-9206
Ms. Michele Anderson
United States Securities and
Exchange Commission
Mail Stop 3720, 100 F Street, N.E.
Washington, D.C. 20549

RE:	China Fortune Acquisition Corp. (the “Company”)
Registration Statement on Form F-1 originally filed October 4, 2006
(File No. 333-137797) (the “Registration Statement”)

Dear Ms. Anderson:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 A.M., Tuesday, July 17, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CHINA FORTUNE ACQUISITION CORP.

By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer